July 18, 2006


BY EDGAR

Amanda B. Roberts
Staff Accountant
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

Re:      Bexil Corporation
         Item 4.01 Form 8-K
         Filed July 12, 2006
         File No. 001-12233

Dear Ms Roberts,

     Reference is made to your comment letter, dated July 13, 2006, to Bexil Corporation (the "Company"), relating to the subject Form 8-K (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

1. We note you have disclosed reportable events in your filing. However, it is not apparent (1) whether an audit committee or board of directors discussed the reportable event with the former accountant, and (2) whether you have authorized your former accountant to fully respond to the inquiries of the successor accountant concerning the reportable event. Please tell us how you have complied with the disclosure requirements of subparts (D) and (E) of Item 304(a)(1)(iv) of Regulation S-B, or revise your Form 8-K as necessary. Please also include an updated letter from your former auditors filed as Exhibit 16 addressing the revised disclosures in any amended filing.

     The subject Form 8-K has been revised to state that (1) the subject matter of the reportable events described under Item 4.01 was discussed with the former accountant by the Audit Committee of the Board of Directors of the Company and
(2) that the Company authorized the former accountant to respond fully to the inquiries by the successor accountant concerning the reportable events. We have also included an updated letter from our former auditors filed as Exhibit 16 addressing the revised disclosures.



     In accordance with your request, the Company represents as follows:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                /s/Thomas O'Malley
                                Thomas O'Malley
                                Chief Financial Officer